Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

September 16, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 10, 2025, The Nasdaq Stock Market (the "Exchange") received from EA Series Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


City Different Investments Global Equity ETF


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,